Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

	Six Months Ended June 30, 2003	Six Months Ended December 31, 2002
	(millions)
Operating Revenue	$2,726	$2,599

Operating Expenses	1,920	1,792

Income from operations	806	807

Other income	39	14

Interest and related charges	146	146

Income before income taxes	699	675

Income taxes	259	231

Income before cumulative effect of changes in accounting principle	440	444

Cumulative effect of changes in accounting principle (net of income taxes of $51)	84	-

Net income	524	444
Preferred dividends	8	7
Balance available for common stock	$ 516	$ 437

The condensed consolidated earnings statement for the six months ended June 30, 2003 reflects the adoption of two new accounting standards, effective January 1, 2003. These standards are Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and Emerging Issues Task Force Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The condensed consolidated earnings statement for the six months ended December 31, 2002, which was prepared under different accounting policies regarding the accounting matters covered by the aforementioned new standards, may not combined with the condensed consolidated earnings statement for the six months ended June 30, 2003, under generally accepted accounting principles.